UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03763A207	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Allied Physicians of California, A Professional Medical Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – see item 4 below
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,874,128
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,874,128
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03763A207	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

The name of the issuer is Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 700 N. Brand Blvd., Suite 220, Glendale, CA 91203. This statement relates to the Issuer’s class of common stock, $.001 par value per share (“Common Stock”).

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Allied Physicians of California, A Professional Medical Corporation (the “Reporting Person”), whose principal office is located at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801. The principal business of the Reporting Person is providing medical services as an independent physician practice association.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

In addition, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

On December 8, 2017, a reverse merger transaction between Network Medical Management, Inc., a California corporation (“NMM”) and the Issuer was consummated such that NMM became a wholly-owned subsidiary of the Issuer (the “Merger”).

Immediately prior to the closing of the Merger (the “Closing”), the Reporting Person was a shareholder of NMM. Pursuant to the Merger, the shares of NMM common stock previously held by Reporting Person were converted into (i) 1,664,054 shares of common stock of the Issuer, (ii) a warrant to purchase 52,262.84 shares of common stock of the Issuer exercisable at any time prior to December 8, 2022 at an exercise price of $11.00 per share, (iii) a warrant to purchase 55,337.13 shares of common stock of the Issuer exercisable at any time prior to December 8, 2022 at an exercise price of $10.00 per share, (iv) cash in lieu of fractional shares, and (v) the Reporting Person’s pro rata portion, if any, of the holdback shares of common stock of the Issuer (such pro rata portion of the holdback shares would, without offset, initially be equal to 184,894.80 shares of Common Stock of the Issuer).

Immediately prior to the Closing, NMM made an in-kind distribution on a pro rata basis to its shareholders (including the Reporting Person) of the following warrants, which warrants were previously held by NMM: (i) 1,111,111 Series A warrants (of which the Reporting Person will receive 68,317.43 Series A warrants) to purchase common stock of the Issuer, exercisable at any time prior to October 14, 2020 at an exercise price of $9.00 per share, and (ii) 555,555 Series B warrants (of which the Reporting Person will receive 34,158.69 Series B warrants) to purchase common stock of the Issuer, exercisable at any time prior to March 30, 2021 at an exercise price of $10.00 per share.

Pursuant to the terms of each of the warrants described above (the “Warrants”), no fractional shares shall be issuable upon exercise or conversion of the Warrants, and the number of shares to be issued shall be rounded down to the nearest whole share.  If a fractional share interest arises upon any exercise or conversion of the Warrants, the Issuer shall eliminate such fractional share interest by paying the holder of the Warrants cash in the amount computed by multiplying the fractional share interest by the fair market value of a full share, as determined in accordance with the terms of the Warrants.  As such, the number and percentage of shares of Common Stock beneficially owned by the Reporting Person excludes all fractional shares of Common Stock issuable upon the exercise or conversion of the Warrants.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

CUSIP No. 03763A207	13D	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Person’s beneficial ownership and percentage of Common Stock as of the date this Schedule 13D is filed is reflected on the cover page of this Schedule 13D.

(b)

The Reporting Person has the sole power to vote or to direct the voting of 1,874,128 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)

See Item 4 of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 7 of this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A  Agreement and Plan of Merger dated as of December 21, 2016 (filed as exhibit 99.1 to Issuer’s Form 8-K on December 22, 2016, and incorporated herein by reference).

Exhibit B  Amendment to Agreement and Plan of Merger dated as of March 30, 2017 (filed as exhibit 10.3 to Issuer’s Form 8-K on April 5, 2017, and incorporated herein by reference).

Exhibit C  Amendment No. 2 to Agreement and Plan of Merger, dated as of October 17, 2017 (filed as exhibit 10.1 to Issuer’s Form 8-K on October 20, 2017, and incorporated herein by reference).

CUSIP No. 03763A207	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 18, 2017

Allied Physicians of California, A Professional Medical Corporation

By:	/s/ Thomas Lam, M.D.
Name: Thomas Lam, M.D.
Title: Chief Executive Officer